UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP

(Name of Issuer)

Depositary Receipts Each Representing One-Tenth of A Series A Unit of Limited Partnership

(Title of Class of Securities)

644206104

(CUSIP Number)

Harold Brown

c/o New England Realty Associates Limited Partnership

39 Brighton Avenue

Allston, MA 02134

(617)  783-0039

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 644206104

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person NERA 1994 Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 318,983

	8	Shared Voting Power --

	9	Sole Dispositive Power 318,983

	10	Shared Dispositive Power --

11	Aggregate Amount Beneficially Owned by Each Reporting Person 318,983

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 29.8%

14	Type of Reporting Person* OO

Item 1.	Security and Issuer.

This statement relates to the Depositary Receipts of New England Realty Associates Limited Partnership, a Massachusetts limited partnership (the “Partnership”). The address of the Partnership’s principal executive office is 39 Brighton Avenue, Allston, Massachusetts 02134.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the NERA 1994 Irrevocable Trust (the “Trust”), a grantor trust established by Harold Brown, a controlling stockholder and member of the board of directors, as well as the Treasurer, of NewReal, Inc., the general partner of the Partnership.  The Trust’s business address is c/o Dionne and Gass LLP, 131 Dartmouth Street, Boston, MA 02116.  The beneficiaries of the Trust are trusts for the benefit of children of Mr. Brown. During his lifetime, Mr. Brown is entitled to receive the income from the Trust and has the right to reacquire the Depositary Receipts held by the Trust provided that substitute assets are transferred to the Trust. Accordingly, Mr. Brown may be deemed to beneficially own the Depositary Receipts held by the Trust. Mr. Brown currently has no voting or investment power over the Depositary Receipts held by the Trust and disclaims beneficial ownership of such Depositary Receipts pursuant to Rule 13d-4. Sally E. Michael and Robert Somma, as trustees of the Trust (the “Trustees”), share voting and investment power over the Depositary Receipts held by the Trust, subject to the provisions of the Trust, and thus may each be deemed to beneficially own the Depositary Receipts held by the Trust. The Trustees have no pecuniary interest in the Depositary Receipts held by the Trust and disclaim beneficial ownership of such Depositary Receipts pursuant to Rule 13d-4.

During the past five years, neither Mr. Brown nor the Trustees have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, neither Mr. Brown nor the Trustees have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Brown and the Trustees are United States citizens.

Item 3.	Source and Amount of Funds and Other Consideration.

The Trust has acquired Depositary Receipts from time to time since it was established in 1994.  The Depositary Receipts beneficially owned by the Trust include Depositary Receipts acquired by (i) bona fide gifts of Depositary Receipts from Mr. Brown to the Trust, (ii) open market purchases executed in broker’s transactions, and (iii) distributions of Depositary Receipts from the Partnership. The Trust used its own assets to purchase such Depositary Receipts, which at any given time may have included funds deposited by Mr. Brown.

Item 4.	Purpose of Transaction.

The Trust was established by Mr. Brown as a family and estate planning entity for the benefit of his children.  Mr. Brown currently has no voting or investment power over the Depositary Receipts held by the Trust and disclaims beneficial ownership of such Depositary Receipts pursuant to Rule 13d-4.  The acquisition of Depositary Receipts by the Trust has been in accordance with the terms and conditions of the provisions of the Trust and in furtherance of the family and estate planning objective for which it was formed.

Item 5.	Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Trust may be found in rows 11 and 13 of the Cover Page, which hereby is incorporated by reference.

(b)  The powers that the Trust identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page, which hereby is incorporated by reference.

(c) None.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of Mr. Brown and the Trustees, there are no other contracts, arrangements, understandings or relationships with respect to the securities of the Partnership.

Item 7.	Materials to be Filed as Exhibits.

None.

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

NERA 1994 IRREVOCABLE TRUST
Date: April 10, 2009	By:	/s/ Sally E. Michael
Name: Sally E. Michael
Title: Trustee